

Mail Stop: 3628

August 4, 2016

Via E-mail
Timothy D. Hart
President
First National Funding LLC
1620 Dodge Street
Stop Code 3271
Omaha, Nebraska 68197

> **Re:** **First National Master Note Trust**
> **First National Funding LLC**
> **Amendment No. 2 to Form SF-3**
> **Filed July 21, 2016**
> **File Nos. 333-209738 and 333-209738-01**

Dear Mr. Hart:

We have reviewed your amended filing and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 1, 2016 letter.

Form of Prospectus

Structural Summary

Application of Finance Charge Collections & Principal Collections, pages 10-11

1. Please revise to clarify that holders of outstanding series of variable funding notes are not entitled to distributions from available finance charge collections and available principal collections allocated to a series of notes offered pursuant to the prospectus, except to the extent of any excess finance charge collections or excess principal collections shared with such series of variable funding notes. Refer to Item 1113(a)(2) of Regulation AB.

The Trust Portfolio, page 64

2. We note your response to prior comment 2 and reissue in part. Your revised disclosure indicates that additional accounts originated by the bank will "have been underwritten in accordance with the bank's underwriting criteria as described under 'The Bank's Credit Card Activities – Underwriting.'" Please revise to include bracketed disclosure to indicate that the disclosure relating to the bank's underwriting, including the disclosure provided in the sections titled "The Bank's Credit Card Activities – Underwriting" and "Annex I – Review of Pool Asset Disclosure" will be reviewed and kept current at the time of each takedown to ensure compliance with Item 1111(g)(7) and Items 1111(a)(7) and (a)(8) of Regulation AB with respect to additional accounts.

New Requirements for SEC Shelf Registration, page 117

3. We note your response to prior comment 3 and reissue. We did not see revised disclosure clarifying that the investor communication provision may be used by note owners to communicate with other note owners within the *same* series, in addition to communicating with note owners of other series. Please revise.

Annex I

Review of Pool Asset Disclosure, page A-I-10

4. We note your response to prior comment 8. Please confirm that, to the extent applicable with respect to any future takedowns, you will provide information about any exceptions in accordance with Item 1111(a)(8) of Regulation AB, including but not limited to, how those assets deviate from the disclosed underwriting criteria and data on the amount and characteristics of those assets that did not meet the disclosed standards.

Annex II

Other Securities Outstanding – Variable Funding Notes, page A-II-1

5. We note that you describe variable funding notes as revolving "grid" notes. Please revise to describe what you mean by "grid" notes.

6. While we note your additional disclosure about variable funding notes in Annex II, we reissue prior comments 9 and 10 in part. The disclosure is still not clear about:

    - the purpose of variable funding notes, including why the issuing entity would offer variable funding notes;
    - the circumstances that would cause the issuing entity to issue variable funding notes in the future;
    - how the issuing entity determines the amount of notes to be issued;

- when, under what circumstances, at what amounts, and using which funds an outstanding series of variable funding notes would be retired in the future;
- the factors and any conditions that determine the maximum note principal balance of each series and whether it should be increased or decreased; and
- the factors and any conditions that would cause the issuing entity to elect to increase or decrease the outstanding principal amount of a series of variable funding notes.

7. We note your response to prior comment 9 that outstanding variable funding notes have additional pay out events that have not been disclosed in the prospectus. Because these additional pay out events for outstanding variable funding notes could impact the timing and payment of the notes being offered by this prospectus, please describe these additional pay out events so that investors of the notes being offered fully understand the risk of those pay out events to the timing and payment of their notes. In the alternative, please provide us with your legal analysis why that information would not be material to an investor in the term notes being offered by this prospectus. We do, however, note your risk factor disclosure on pages 31 and 32 that other series of notes may have different pay out events, which could cause other series of notes to enter into rapid amortization periods prior to the payment of principal on your series of notes.

8. While we note your footnote describing the applicable interest rate for floating rate variable funding notes, more detail should be provided so that investors are able to calculate the cost relating to all of the issuing entity's outstanding debt.

9. Please also revise your disclosure in this section to describe how the interest rate for future issuances of series of variable funding notes will be determined.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lulu Cheng at (202) 551-3811 or me at (202) 551-3731 with any questions.

Sincerely,

/s/ M. Hughes Bates

M. Hughes Bates
Special Counsel
Office of Structured Finance

cc: Mark A. Ellis, Kutak Rock LLP
        Dianne Pierson, Kutak Rock LLP